Exhibit 5

TO:	The Purchasers of Castle Brands Inc. 10% Series A Convertible Preferred Stock and Warrants:

This letter will confirm my agreement to vote all shares of Castle Brands Inc. (“ROX”) voting stock over which I have voting control in favor of any resolution presented to the shareholders of ROX to approve the issuance, in the aggregate, of more than 19.999% of the number of shares of common stock of ROX outstanding on the date of that certain Securities Purchase Agreement, dated June 8, 2011, among ROX and the purchasers signatory thereto (the “Purchase Agreement”) and the other agreements entered into in connection therewith or as otherwise may be required by the applicable rules and regulations of the NYSE Amex (or any successor entity).  This agreement is given in consideration of, and as a condition to enter into such Purchase Agreement and is not revocable by me.

By:	/s/ J. Bryant Kirkland III, VP and CFO

Name of Shareholder:	Vector Group Ltd.

Shares of Common Stock Owned:	11,428,576